

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 28, 2006

Naguib Kheraj
Group Finance Director
Barclays PLC and Barclays Bank PLC
1 Church Place
London, E14 5HP, England

> **Re:** **Barclays PLC and Barclays Bank PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **File No. 0-13790, 1-10257**

Dear Mr. Kheraj:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Sharon Blume
Reviewing Accountant